UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-35393

PRETIUM RESOURCES INC

(translation of registrant’s name into English)

1055 Dunsmuir Street, Suite 2300
Vancouver, British Columbia
Canada V7X 1L4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2020 and 2019
99.2	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2020 and 2019
99.3	News Release dated August 5, 2020

Incorporation by Reference

The Registrant’s Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2020 and 2019, included as Exhibit 99.1 of this Form 6-K and the Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2020 and 2019, included as Exhibit 99.2 of this Form 6-K, furnished to the Commission on August 6, 2020, are incorporated by reference into the Registration Statements on Form S-8 (Commission File Nos. 333-203409 and 333-213450), and Form F-10 (Commission File No. 333-239214) of the Registrant, Pretium Resources Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRETIUM RESOURCES INC.

	By:	/s/ Vlada Cvijetinovic
Date: August 6, 2020	Name:	Vlada Cvijetinovic
	Title:	Vice President, Legal

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